Filed by Technip S.A.

 pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

 Date: September 30, 2016

 This filing relates to a proposed business combination involving

 Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

 (Subject Company Commission File No.: 001-16489)

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes the preliminary proxy statement of FMC Technologies that also constitutes a preliminary prospectus of TechnipFMC (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE

BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC

Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

***

DRAFT Do not distribute Manager Slide Deck Merger Update September 2016

DRAFT Do not distribute 1 Maintain business as usual through close REMEMBER: Anti - trust dos and don’ts Note: (*) (negotiated, arms - length subleases in exceptional circumstances may be acceptable with approval by both Technip and FM C Technologies Legal) Continue to operate as two independent businesses through close Due Diligence & Integration Planning Care must be taken with competitively sensitive information: ▪ Detailed current pricing strategies and formulas, discounts, margins, costs of production ▪ Future pricing plans ▪ Business strategy plans (particularly details regarding market share and specific strategies regarding competitors) ▪ Detailed sales and marketing strategies ▪ Customer - specific and supplier - specific pricing information ▪ Detailed, employee - level salary information Do’s Don’t's ▪ Do conduct additional due diligence (gathering information necessary to plan for closing and integration) ▪ Do make integration plans, but do not implement plans until post - closing ▪ Do not take any business decisions on behalf of the other party and do not instruct the other party to make any business decisions, for example: – Do not transfer assets between business – Do not implement hiring or firing decisions concerning each other’s personnel – Do not direct the business activities of the other party – Do not share offices in locations where both parties are active* Exceptions: ▪ Work that is within the existing Alliance and Forsys Subsea joint venture, however, the Alliance should not be used as a conduit to pass information not directly related to a specific project ▪ Clean room review ▪ Information that has been reviewed and approved by legal prior to exchange

DRAFT Do not distribute 2 ▪ As a manager, you play an important role in communicating with employees. What you say and do will impact their perception about the merger . Please communicate with optimism, while remaining sensitive to the current business environment. ▪ This slide deck can be used during team meetings to keep your employees up - to - date on the latest merger progress, process, key decisions made, and next steps. ▪ You can use all of part of this slide deck according to your meeting needs, but please do not adjust content on the slides provided. It has been approved by legal counsel and will be filed with the SEC and may be filed with other regulators. ▪ Refer to the speaker notes throughout this slide deck to ensure that you communicate facts and not personal opinions. ▪ Presenting this slide deck is an opportunity to listen to your employees questions, feedback and concerns. Playing an important role FMC Technologies – Nicola Cameron nicola.cameron@fmctechnologies.com Technip – Marcela Albuquerque malbuquerque@technip.com Manager slide deck Guidelines Share any pertinent questions or relevant feedback with the Communications Leads assigned to merger communications:

DRAFT Do not distribute 3 1 A reminder: the business case 2 Integration 4 Next steps Agenda 5 Summary 3 Progress so far

DRAFT Do not distribute 4 A reminder: the business case

DRAFT Do not distribute 5 About the merger ▪ Create a leader in Subsea, Surface and Onshore/Offshore, driven by technology and innovation ▪ Build a comprehensive and flexible offering across each market from concept to project delivery and beyond ▪ Accelerate growth: broader portfolio of solutions will increase innovation, improve execution, reduce costs and enhance customer success ▪ Bring together two complementary market leaders and their talented employees, building on the proven success of their existing alliance, enabling rapid integration. Redefine the production and transformation of oil and gas

DRAFT Do not distribute 6 A step change in the production and transformation of oil and gas Surface Global product and service platform ▪ Enhanced offering in North America ▪ Strengthened international presence Products - best - in - class equipment and systems provider ▪ Leading and highly complementary equipment offering ▪ Scaling up best - in - class technology through enhanced R&D Subsea Projects - unique capabilities throughout project life - cycle ▪ From concept to project delivery and beyond ▪ Setting new project economic standards Services - enhanced service proposition ▪ Leveraging FMC Technologies’ leading solutions to service a larger installed base ▪ Expanding scope of service offering Onshore / Offshore Strong midstream/downstream footprint ▪ Leveraging further on Technip’s engineering capabilities ▪ From concept to technology to project delivery Build a comprehensive and flexible offering across each market from concept to project delivery and beyond

DRAFT

Do not distribute

What will TechnipFMC look like?

Building on complementarity to create a broad-based market leader



Subsea

- Subsea products:
  - Trees, manifolds, control, templates, flowline systems, umbilicals & flexibles
  - Subsea processing
  - ROVs and manipulator systems
- Subsea projects
- Subsea services:
  - Drilling systems
  - Installation
  - Asset management and production optimization
  - Field IMR and well services

- Backlog: $10.6bn



Onshore / Offshore

- Offshore products, technologies and services:
  - Fixed facilities: Conventional platforms, self-elevating platforms, GBS, artificial islands
  - Floating facilities: FPSO, semi submersibles, Spar, TLP, FLNG
  - Services: Floatover installation, HUC Modifications
- Onshore products, technologies and services:
  - Gas monetization, refining, petrochemicals, onshore pipelines, furnaces, etc.

- Backlog: $9.8bn



Surface

- Drilling, completion and production wellheads
- Surface integrated services:
  - Frac stacks, arm manifold
  - Frac flowback services
  - Separation systems
  - Metering systems
- Fluid control:
  - Treating iron, temporary pipe restraints, pumps, fluid ends
  - Water processing, advanced separation

- Backlog: $0.4bn

Note: Pro forma backlog as of 31-March-2016. USD/EUR FX rate of 1.1397 as of 31-March-2016.

FMC Technologies

Technip

DRAFT

Do not distribute

Build on proven success in subsea

To create a single contracting partner

Conceptual Design & FEED	Project Execution		LOF & Maintenance
	Engineering / Procurement / Equipment supply / Construction / Installation		
Rationalized **subsea architecture** and design Optimized **technology** applications Improved **field performance**	**Joint SPS+SURF R&D** for improved technology application and combination Reduced **project interfaces** and **contingencies**	Shortened **time to first oil** and **offshore installation** through **better planning** Strengthen **leverage** on **procurement**	Maximised **reliability** and **uptime** Increased **aftermarket capabilities** Improved **performance over the life of field**
Leading market players Genesis and Forsys Subsea	*Leading market players SPS and SURF*		*Largest installed base*

Accelerate time to-first-oil

Superior project execution

Maximize production uptime

FMC Technologies

8

Technip

DRAFT Do not distribute 9 Helping clients achieve sustainable project economics Client concerns ▪ Preserving cash flows, balance sheets, dividends ▪ Finding value at a lower oil price ▪ Ensuring structural change in project costs ▪ Changing their field development model Our responses ▪ Enabling brownfield and long tie - backs ▪ Early involvement to optimize design and time to first oil ▪ Integrating full - field development ▪ Technology to drive efficiency and simplification Clients are embracing our integrated approach to drive better project economics in subsea

DRAFT Do not distribute 10 Integration

DRAFT Do not distribute 11 June 22, 2016 Senior leadership team announcement INTEGRATION Progress so far May 19, 2016 Combination announcement June 14, 2016 BCA signing Work council approvals June 27, 2016 Early conclusion of U.S. antitrust review August 10, 2016 Filing of draft registration statement on Form S - 4 with SEC Early 2017 Expected combination completion Integration timeline MERGER PROCESS Q2, 2016 June 30, 2016 Merger integration principles and organization Aug 3 - 4 & 29, 2016 Wave 1 & 2 kick - off meetings Sep 8 - 9, 2016 ELT meeting Sep 12 - 13, 2016 Synergies workshop Oct 5 - 6, 2016 ELT meeting Nov 30 - Dec 2, 2016 Day 1 readiness workshop Dec 14 - 16, 2016 ELT meeting

DRAFT Do not distribute 12 What is integration? ▪ Integration is the planning and execution of the business combination. ▪ It will cover all operations , functions , and entities . ▪ ‘Day 1’ is the day of legal close representing the first day of operations for the combined company. ▪ Before ‘Day 1’ nothing changes – we continue to operate as two separate businesses as well as Forsys Subsea joint venture – execution to clients as usual… ▪ ‘End - State’ with business continuity is objective of the integration goal. The journey to Day 1

DRAFT Do not distribute 13 1. Mobilization 2. Planning 3. Execution 4. Checking and close - out 4 phases of integration Phase 1 / Mobilization Phase 2 / Planning Phase 3 / Execution Deal Announcement Ready for Day 1 PMO kick off 1 st F2F Leadership Alignment Integration Kick Off 19 May 16 13 July 16 31 Dec. 16 June 2018 TODAY End State Integration Close - out 2 nd F2F Leadership Alignment 8 - 9 Sept. 16 8 - 9 July 16 31 Dec. 17 Phase 4 / Checking & Close - out Early 2017 Day 1 3 rd F2F Leadership Alignment 5 - 6 Oct. 16 4 th F2F Leadership Alignment 5 - 6 Oct. 16

DRAFT
Do not distribute

Integration objectives

PMO workstreams
(Day 1, Synergy, HR Support, Integration support, PMO Comms, Reg, Structuring)

Key roles and objectives

- Design integration **architecture** and clarify workstream **governance**
- Define **timeline** expectations for the integration
- Manage **dependencies** between workstreams
- Facilitate **decision** making process and escalate to EST as needed

16 functional (vertical) workstreams

5 business (horizontal) workstreams

Day 1

- Define **Day 1 requirements, plan and execute** a glitch-less 'Day 1'
- Plan and execute **post Day 1** integration activities
- Identify and mitigate integration **risks** and solve **interdependencies**
- **Prepare/train** organization for 'Day 1'

Synergies

- Endorse **cost baselines and synergy targets** developed by the PMO
- Identify bottoms up **synergy opportunities** to achieve targets
- Develop synergy **workplans**
- **Execute synergy** initiatives and capture expected value

Organization design

- Define and execute org design **requirements for 'Day 1'**
- Design **future state** organization to deliver synergies and deal rationale
- Plan and **execute roll out** of future state organization design

FMC Technologies
14
Technip

Integration architecture and team

DRAFT

Do not distribute

PMO Core Team – Nicolas Gillier

Synergy Tracking	Regulatory	Organization Design & Integration Support	HR Support	PMO Communication	Day 1	Structuring (Legal, Tax)
Akif Ahmad Charles Cessot François Dhaussy – Lead Narinder Sahai	Charles Henri Prou Mark Wolf	Akif Ahmad; Aurelien Bauple; Charles Cessot; Laurent Chhuon-Nougarede; Damien Fornier de Violet; Lior Keren	Magali Castano Geir Arne Skau	Marcela Albuquerque Nicola Cameron	Frank Luongo	Jose Cadena Sophie Maddaloni

Planner: François-Xavier (FX) Derreumaux **Finance Controller:** Michalei McShan **Admin Assistants:** Zuzana Helmeciova (Paris) Kathy Randall (Houston)

Workstream	Leads / Sponsors	PMO Interface Managers
Subsea Integration	**Leads:** Sanjay Bhatia, Frederic Clos **Sponsors:** Barry Glickman, Hallvard Hasselknippe	Laurent Chhuon-Noug arede
Surface & On/Off Integration	**Leads:** Massimo Bianchi, Xavier Tison **Sponsors:** Richard Alabaster, Nello Uccelletti	Lior Keren
Global Business Services (GBS)	**Leads:** Andrew Cort, Florence Rocle **Sponsors:** Mark Scott, Julian Waldron	Damien Fornier de Violet
Supply Chain / Procurement	**Leads:** Nghia Ngo, Finn Erik Skjelby **Sponsor:** Julian Waldron	Aurelien Bauple Lior Keren
HR Policies & Sustainable Development	**Leads:** Youssef Bouni, Mike Turner **Sponsors:** Thierry Parmentier, Mark Scott	Damien Fornier de Violet
Facilities	**Leads:** Stephen Siegel, Bob Sullivan **Sponsor:** Mark Scott	François-Xavier (FX) Derreumaux
Commu-nication / Branding	**Leads:** Pascale Dumon-Poiret, Nicola Mawer **Sponsor:** Mark Scott	Damien Fornier de Violet
IT	**Lead:** Patrick Giraudeau **Sponsor:** Julian Waldron	Damien Fornier de Violet
Finance	**Leads:** Matt Acosta, Philippe Dorlencourt **Sponsor:** Maryann Mannen	Damien Fornier de Violet
Legal & Compliance	**Leads:** Yngve Rygh Larsen, Stephen Siegel **Sponsor:** Dianne Ralston	Lior Keren
R&D	**Leads:** Gustav Kibsgaard, Lorianna Vandenberg **Sponsor:** Brad Beitler	Laurent Chhuon-Nougarede
Quality	**Leads:** Francesco Collu, Richard Lalor **Sponsors:** Mark Scott	Aurelien Bauple
Key Account Management	**Leads:** Arild Selvig, Marc Choussat **Sponsor:** Tore Halvorsen	Aurelien Bauple
HSE	**Leads:** Scott Bogema, Jessica Lebrun **Sponsor:** Mark Scott	Aurelien Bauple
Security	**Leads:** Sheryl Byrd, Julien Rambeau **Sponsor:** Mark Scott	François-Xavier (FX) Derreumaux
Insurance	**Leads:** Jean Francois Corbel, Connie Guy **Sponsor:** Maryann Mannen	François-Xavier (FX) Derreumaux

Regions

- **Subsea Projects – Leads:** Sanjay Bhatia Frederic Clos **Sponsor:** Hallvard Hasselknippe
- **Subsea Services – Leads:** Jamie Hinch Jean Jacques Quesnel **Sponsor:** Barry Glickman
- **Subsea Products (including Manufacturing) – Lead:** Jean-Louis Rostaing **Sponsor:** Julian Waldron
- **Onshore / Offshore – Leads:** Massimo Bianchi **Sponsor:** Nello Uccelletti
- **Surface – Lead:** Iain Duncan **Sponsor:** Richard Alabaster

FMC Technologies
Technip

DRAFT Do not distribute 16 Progress so far

DRAFT Do not distribute 17 Progress so far ▪ Workstream and regional integration leads mobilized. ▪ Workstream charters approved and finalized ▪ Objectives for Day 1, Day 100 and end - state defined ▪ Three key objectives for Day 1 being worked on: 1. A glitch - less Day 1 2. Capture synergies 3. Design operating model ▪ Discovery phase complete, with planning phase begun ▪ Critical overlaps and gaps between workstreams identified and addressed at recent Interdependency workshop in Houston ▪ Operating principles and L2/L3 structure of new organization defined (this is subject to local work council/union approval and cannot be communicated until this process has been finalized)

DRAFT Do not distribute 18 Next steps

DRAFT Do not distribute 19 Next steps ▪ October ▪ Synergies workshop (workstream leads to finalize their plans to achieve efficiency savings) ▪ Finalize and communicate new company operating model ▪ November/December ▪ Day 1 readiness workshop ( workstream leads to finalize their plans and preparation for Day 1 of new company) ▪ Plan and rehearse for Day 1 ▪ Day 1 ▪ Ensure business continuity ▪ Execute Day 1 integration plan ▪ Day 1 until End - State ▪ Execute integration plans post Day 1 and prepare for End - State Timeline

DRAFT Do not distribute 20 Summary

DRAFT Do not distribute 21 6 key takeaways 1. The merger is a way of perpetuating the best of both companies while delivering what customers need the most - better project economic. 2. The merger approval process is going ahead as planned. 3. Designing the new company and ensuring it’s operational on ‘Day 1’ is the job of the integration team. 4. We must still continue to behave and operate as two separate companies until the transaction has been approved by all relevant regulatory authorities”. 5. We don’t have answers to all your questions about the integration. and the new company, but we’ll keep you informed. 6. We all have a role to play, either as part of integration or ensuring business continuity. What to remember

DRAFT Do not distribute Thank you. Any questions?

DRAFT

Do not distribute

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains "forward-looking statements." All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) ("TechnipFMC") should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies' industries; ability to hire and retain key personnel; ability to successfully integrate the companies' businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties' critical accounting estimates and legal proceedings; and the parties' international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

FMC Technologies 23 Technip

DRAFT Do not distribute 24 All of our forward - looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Y ou should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those des cri bed in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q, Current Reports on Form 8 - K and o ther documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed fro m t ime to time with the French financial markets regulator ( Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward - looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward - looking statements after the date they are made, whether as a result of new information, future events or otherwise, except t o t he extent required by law. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe f or or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transac tio ns or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulati ons . Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be ma de directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the ma ils or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign c omm erce, or any facility of a national securities exchange, of any such jurisdiction.

DRAFT

Do not distribute

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes the preliminary proxy statement of FMC Technologies that also constitutes a preliminary prospectus of TechnipFMC (the "proxy statement/prospectus"). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. **INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS**. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies' website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip's website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the "Report"). **INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.** Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the "Admission Prospectus"). **INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS**. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

FMC Technologies 25 Technip

DRAFT Do not distribute 26 Participants in the Solicitation FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions conte mpl ated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participant s i n the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a des cription of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on F orm 10 - K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is co ntained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources ind ica ted above.